UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2018

Commission File Number: 1-37611

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the following Registration Statements of Pyxis Tankers Inc. (the “Company”):

●	Registration Statement on Form F-3 (File No. 333-222160) filed with the U.S. Securities Exchange Commission (“SEC”) on December 19, 2017; and

●	Registration Statement on Form F-3 (File No. 333-222848) filed with the SEC on February 2, 2018.

Equity Distribution Agreement

On March 30, 2018, the Company entered into an Equity Distribution Agreement (the “Distribution Agreement”), between the Company and Noble Capital Markets, Inc. (the “Sales Agent”). Under the terms of the Distribution Agreement, the Company may, from time to time, issue and sell shares of its common stock, par value $0.001 per share (the “Common Stock”), up to an aggregate offering of $2,300,000, through the Sales Agent as either agent or principal.

Sales of the Common Stock, if any, may be made in sales that are deemed to be “at-the-market offerings” as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on or through the NASDAQ Capital Market or another market for the Common Stock, sales made to or through a market maker other than on an exchange, or as otherwise agreed with the Sales Agent. The Sales Agent also may sell the Common Stock in negotiated transactions subject to the Company’s prior approval.

The Sales Agent will receive a commission of 2.75% of the gross sales price for any shares of Common Stock sold through it as the Sales Agent under the Distribution Agreement. The Company has no obligation to sell any of the Common Stock under the Distribution Agreement and may at any time suspend solicitations and offers under the Distribution Agreement.

The Company intends to use the net proceeds, if any, from the sale of the Common Stock pursuant to the Distribution Agreement for general corporate purposes, which may include the repayment of existing indebtedness and working capital.

The Common Stock will be offered and sold pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-222848) filed with the SEC on February 2, 2018. The Company filed a prospectus supplement, dated March 30, 2018, to the prospectus, dated February 13, 2018, with the SEC in connection with the offer and sale of the Common Stock.

The foregoing description of the Distribution Agreement is qualified in its entirety by reference to the Sale Agreement, a copy of which is filed as Exhibit 1.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Exhibit Index

Exhibit Number	Document

1.1	Equity Distribution Agreement, dated as of March 30, 2018, between the Company and Noble Capital Markets, Inc.

5.1	Opinion of Seward and Kissel LLP.

23.1	Consent of Seward and Kissel LLP (included in Exhibit 5.1).

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

By:	/s/ Henry Williams
Name:	Henry Williams
Title:	Chief Financial Officer

Date: March 30, 2018